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[SUTHERLAND ASBILL & BRENNAN LLP]

MARY E. THORNTON
DIRECT LINE: 202.383.0698
Internet: mary.thornton@sablaw.com

                                October 20, 2006

VIA EDGAR TRANSMISSION

Robert S. Lamont, Jr., Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Form N-4 Registration Statements Filed Following the Mergers of First Citicorp Life Insurance Company and Citicorp Life Insurance Company with and into Metropolitan Life Insurance Company

Dear Mr. Lamont:

On behalf of Metropolitan Life Insurance Company ("MetLife"), we are transmitting for filing pursuant to the Securities Act of 1933 initial registration statements ("New Registration Statements") for certain variable annuity contracts (collectively, the "Contracts") supported by the Metropolitan Life Variable Annuity Separate Account I (formerly First Citicorp Life Variable Annuity Separate Account) (File No. 811-08732) or the Metropolitan Life Variable Annuity Separate Account II (formerly Citicorp Life Variable Annuity Separate Account) (File No. 811-08628) (the "Separate Accounts").

The New Registration Statements are being filed in connection with the merger of First Citicorp Life Insurance Company ("First Citicorp Life") and Citicorp Life Insurance Company ("Citicorp Life") into MetLife (the "Merger"). Before the Merger, the Contracts were issued by either First Citicorp Life or Citicorp Life. As the surviving company after the Merger, MetLife will possess all the rights, duties and obligations of First Citicorp Life and Citicorp Life, including those relating to being the depositor of each of the Separate Accounts. Following the Merger, each of

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Robert S. Lamont, Jr., Esq.
October 20, 2006
Page 2 of 5


the Separate Accounts was transferred intact to MetLife and will continue to support the Contracts outstanding at the time of the Merger, and can receive any additional payments made under the Contracts following the Merger.

By letter dated June 6, 2006, MetLife submitted to the staff of the Securities and Exchange Commission (the "Commission") a proposal for (i) the informal submission to the Commission staff of draft registration statements for the Contracts, and (ii) the subsequent formal filing with the Commission of registration statements (the New Registration Statements) for the Contracts in connection with the Merger.(1) Informal draft registration statements were submitted to the Commission staff on June 14, 2006. In the cover letter accompanying the initial set of informal draft registration statements, MetLife proposed to file the New Registration Statements with the Commission on the date of the Mergers, and to have those New Registration Statements declared effective on that date.

The New Registration Statements update the most recent registration statements pertaining to the Separate Accounts by presenting MetLife as the depositor of the Separate Accounts, and reflect clarifications to disclosure required by the Commission staff following its review of the informal draft registration statements. The New Registration Statements are complete and include all required exhibits. We are providing written responses to the oral comments from Commission staff received on August 23, 2006. Each of the comments is set forth below followed by MetLife's response.

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1.   Cover Page

     Comment: The footnote symbols on the cover page of the prospectuses should match the symbols used with the corresponding footnote text.

     Response:   MetLife has revised the prospectuses to ensure that the
                 footnote symbols are identical.

2.   Summary

     Comment: The sentence in the subsection entitled "The Annuity Contract" regarding differences in the features and benefits available in various states is too broad. Accordingly, the disclosure must be revised or deleted.

     Response:   MetLife has revised the sentence to read: "For Contracts issued in New York, a waiver of the withdrawal charge may apply to all Annuity
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(1)  Letter from Mary E. Thornton, Esq., Sutherland Asbill & Brennan LLP to
     William J. Kotapish, Esq., Division of Investment Management, U.S. Securities and Exchange Commission (June 6, 2006).

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Robert S. Lamont, Jr., Esq.
October 20, 2006
Page 3 of 5


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                 Payments."

3.   Fee Table

     Comment: The surrender processing fee listed in the Fee Table should reflect the maximum charge that could be imposed on amounts withdrawn in the table as opposed to a footnote.

     Response:   MetLife has revised the prospectuses to reflect the maximum surrender processing fee in the table.

4.   Fee Table

     Comment: In the Fee Table, reverse the order of the two charts reflecting Annual Separate Account Charges so that the chart with the current and higher charges appears first.

     Response:   MetLife has moved the order of the charts so that the chart with current and higher Annual Separate Account Charges appears first.

5.   Fee Table

     Comment: In the footnote section of the Investment Portfolio Fees and Expenses chart within the Fee Table, provide the exact date of the Fund Reorganization listed in footnotes #1 and #2.

     Response:   MetLife has revised footnotes #1 and #2 so to provide the exact date of the Fund Reorganization.

6.   Subaccounts

     Comment: Add an explanatory sentence to the Additional Information Chart in the Subaccount section.

     Response:   MetLife has provided an explanation as to the purpose of the
                 Additional Information Chart as it relates to certain Funds listed in the prospectuses.

7.   Voting Rights

     Comment: Please disclose that the effect of proportional voting is that a small number of contract owners may control the outcome of a vote.
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Robert S. Lamont, Jr., Esq.
October 20, 2006
Page 4 of 5


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     Response:   MetLife has added this disclosure.

8.   The Separate Account

     Comment: Please clarify that charges deducted include only those that have already been earned and not those due at a future date or those contingent on future events.

     Response:   MetLife has revised this section to add the following:

                    Excess assets may include, without limitation, amounts representing fees and charges incurred, but not yet deducted from the Separate Account. Moreover, the charges that are deducted include only those that have already been earned and not those due a future date or those contingent upon future events.

9.   Tandy Comment

     Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

                 Notwithstanding our comments, in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

                    - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

                    - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the fling effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
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Robert S. Lamont, Jr., Esq.
October 20, 2006
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                    -    the insurance company may not assert this action as
                         defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                 In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

                 We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

     Response:   MetLife has written a letter to the staff acknowledging the
                 Tandy Comment (a copy is enclosed).
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                                      * * *

We hope you find these responses satisfactory. If you have any questions or further comments, please call the undersigned at 202.383.0698.

Sincerely,


/s/ Mary Thornton
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Mary E. Thornton

cc:  John E. Connolly, Jr., Esq.
     Paula Minella, Esq.
     Dan Bulger, Esq.